November 6, 2009
Mr. Amit Pande, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-Q for the Quarterly Period Ended June 30, 2009 File No. 001-05805
Dear Mr. Pande:
          JPMorgan Chase & Co. hereby submits this letter to respond to comments of the Staff of the Securities and Exchange Commission contained in your letter dated October 9, 2009 addressed to Michael J. Cavanagh, Chief Financial Officer.
          To assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses.
Form 10-Q for the quarterly period ended June 30, 2009
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 15 — Loan Securitizations, page 139
1.	We note your disclosure on page 141 surrounding the actions you took to mitigate any further deterioration in the performance of the Chase Issuance Trust, including increasing the required credit enhancement level for each tranche of outstanding notes issued by the Trust by increasing the minimum required amount of subordinated notes and the funding requirement for the Trust’s cash escrow accounts, the trust’s issuance of additional zero-coupon subordinated securities to you, and the decision for you to designate as “discount receivables” a percentage of new credit card receivables for inclusion in the Trust for a stated period of time, thereby requiring collections of such discounted receivables to be applied as finance charge collections in the Trust. Your disclosure states that these actions were permitted by the Trust agreements. Please tell us how you concluded that these actions did not invalidate qualifying SPE status of your credit card securitization trust, and in particular paragraph 35(b) and the requirement that the QSPE’s permitted activities be both significantly limited and be entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds.
As you noted, the following actions were taken by JPMorgan Chase & Co. or Chase Bank USA, National Association (collectively, “JPMorgan Chase” or the “Firm”) in the second quarter with respect to the Chase Issuance Trust (“CHAIT”): (1) the required credit enhancement level for each tranche of notes issued by CHAIT was increased; (2) CHAIT issued zero-coupon subordinated notes that were retained by

JPMorgan Chase; and (3) new receivables were designated as “discount receivables” for a specified time period. The intent of each of these actions was to provide higher levels of credit enhancement within CHAIT, thereby mitigating any further deterioration in its performance.
While SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”) is very specific about the activities of a qualifying special-purpose entity (“QSPE”) with regard to the assets it holds and the derivatives it enters into, there is little discussion about how to apply paragraph 35(b) in other circumstances (for example, with respect to the issuance of beneficial interests). In analyzing whether the actions described above were “permitted activities”, JPMorgan Chase considered the discussions underlying EITF 02-12, Permitted Activities of a Qualifying Special-Purpose Entity in Issuing Beneficial Interests under FASB Statement No. 140, which was intended to address certain issues related to the liabilities or funding of a QSPE—specifically whether, either (a) the conditions for a QSPE require that the terms of beneficial interests to be issued be specified at inception of the entity or (b) the QSPE (or its designee or agent) may establish the terms of replacement beneficial interests. In its analysis, the Firm recognized that EITF 02-12 does not specifically address each action taken by the Firm, and also that the EITF ultimately did not reach a consensus on any of the specific issues that it addressed. However, in the absence of other specific guidance, the Firm concluded that, in analyzing the various actions it took, it would be useful to analogize to and evaluate the considerations discussed in the deliberations of EITF 02-12.
The “View Proposed by FASB Staff” in Issue Summary No. 1 of EITF 02-12 (“Summary 1”) expresses the position that a QSPE should be permitted to determine the terms of newly issued beneficial interests so long as its activities remain within those permitted by paragraphs 35, 37-38, 179 and 184 of SFAS 140. In general, paragraph 35 of SFAS 140 lists four conditions that must be met for a trust or other legal vehicle to be considered a QSPE:
(a)	It is demonstrably distinct from the transferor;

(b)	Its permitted activities (1) are significantly limited, (2) were entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds, and (3) may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by entities other than any transferor, its affiliates, and its agents;

(c)	It may hold only specified types of assets and derivatives (e.g., passive in nature); and,

(d)	If it can sell or otherwise dispose of noncash financial assets, it can do so only in automatic response to certain specified conditions.
The following paragraphs separately analyze each of these conditions as they relate to the actions taken. Because the Staff specifically requested information about how the Firm considered paragraph 35(b), and because that particular condition is most applicable to each of the actions taken, the Firm has provided a separate discussion of that condition as it relates to each action.
Paragraph 35 (a)
Paragraph 36 of SFAS 140 provides that a QSPE is demonstrably distinct from the transferor if it cannot be unilaterally dissolved by any transferor, its affiliates, or its agents, and at least 10 percent of the fair value of its beneficial interests is held by parties other than any transferor, its affiliates, or its agents. Of the three actions noted above, the only action that had an impact on the amount of beneficial interests held by the Firm was the issuance and retention of zero-coupon securities. Even considering these retained issuances, more than 75 percent of the fair value of CHAIT’s beneficial interests continued (and continues) to be held by unrelated third parties. Therefore, JPMorgan Chase concluded that CHAIT continued to be demonstrably distinct from the Firm during and after the time all of the actions were taken.
Paragraph 35 (b) — (1) Increased Credit Enhancement Levels
Paragraph 184 of SFAS 140, which is in the “Basis for Conclusions” section of SFAS 140, states:
The second condition is that the permitted activities of a qualifying SPE are significantly limited, were entirely specified in the legal documents that established the SPE or that created the beneficial interests in the transferred assets that it holds, and may be significantly changed only with the approval of at least a majority of the beneficial interests held by entities other than the transferor, its affiliates, or its agents. In Statement 125, the Board required that a qualifying SPE’s powers be permanently limited, in part so that a transferor could not treat as sold assets it had seemingly relinquished if it could still control them by changing the SPE’s rules specifying required or permitted activities. However, the Board later learned that limitations on entities in certain forms, including many corporation or partnership forms sometimes used for SPEs, cannot be permanent. Rather than effectively precluding sale treatment for transfers to such SPEs, the Board instead chose to modify this condition to allow for the impermanence of limitations but still limit the ability of the transferor to modify the structure. Consequently, the second condition allows changes to the structure only with the approval of a majority of third-party BIHs [beneficial interest holders] that, presumably, would be reluctant to make changes that would adversely affect their interests [emphasis added].
The Terms Document related to each class of notes issued by CHAIT1 and the Third Amended and Restated Indenture (the “Indenture”) by and between CHAIT, as issuing entity, and Wells Fargo Bank, National Association, as indenture trustee, specifically allow the Firm to change required subordination percentages without the consent of any noteholder so long as the Firm obtains: (i) confirmation from each note rating agency that the change will not adversely affect the ratings of any notes and (ii) the required tax opinions; these conditions act as safeguards to ensure that changes to the required subordination percentages do not have a significant impact on the economics of the transaction from the perspective of the noteholders. The noteholders have agreed to the provisions in the Terms Document; as paragraph 184 indicates, they would not have agreed to such provisions if they could be used to adversely affect their interests. Therefore, because the documents to which the noteholders have agreed provide a specified approval process, and because that process does not call for the beneficial interest holders to approve changes to required subordination percentages if both referenced conditions are met, the actions to provide increased credit enhancement levels were considered to be both significantly limited and entirely specified within the legal documents, consistent with paragraph 35(b).
Prior to amending the required subordination provisions, the Firm did obtain confirmation from each note rating agency that the change in subordination percentages would not adversely affect the rating of any notes. The Firm also obtained the required tax opinions. Thus, the Firm fully complied with the established approval process set forth in the Terms Document.

[1]	The relevant provision for each class of note is attached as Appendix A to this letter.

Paragraph 35(b) — (2) Issuance and Retention of Zero-Coupon Subordinated Securities
The Indenture governs the terms of notes issuable by the trust. When it refers to note interest rates and payments, the Indenture regularly uses the phrase “if any,” thus implying that notes may be non-interest bearing. Thus, CHAIT has been authorized from inception to issue non-interest bearing notes.
As to whom such notes may be issued, various provisions of SFAS 140 implicitly support the notion that it is acceptable for a transferor to retain beneficial interests. The Indenture does not prohibit the Firm from purchasing such notes; indeed, it is highly unusual for a trust’s governing documents to specify particular entities to which the trust is authorized to issue beneficial interests. Therefore, so long as the issuer does not hold notes issued from the trust to the extent that it would be in violation of paragraph 35(a) of SFAS 140, it is acceptable for the issuer to hold such notes. As noted above, the Firm concluded that it complied with paragraph 35(a) of SFAS 140.
Paragraph 35 (b) — (3) JPMorgan Chase’s Decision to Create Discount Receivables
CHAIT’s ability to accept discount receivables is both contemplated in, and permitted by, the governing documents of CHAIT. No amendment or modification of such documents was required, as the proposed action was “entirely specified” by the documents.2 Section 2.15 of the “Chase Issuance Trust Third Amended Restated Transfer and Servicing Agreement” (“Agreement”) requires that certain notifications must be made in advance of taking the action. Such notifications were made in accordance with the Agreement.
CHAIT’s power to accept such receivables was also “significantly limited.” Summary 1 of the “View Proposed by FASB Staff,” specifies that the types of decision powers that a QSPE may have include “powers to decide to accept a contribution from the transferor of additional assets to the qualifying SPE to protect BIHs, if that decision is neither an amendment nor a modification of the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds.” In this case, CHAIT is passively accepting discount receivables, which it is permitted to do under the Agreement, as they are transferred by the Firm. This action only had an impact on receivables transferred into CHAIT on or after June 1, 2009; the Firm’s actions did not affect any receivables transferred to CHAIT before that date.
Paragraph 35 (c)
Paragraph 186 of SFAS 140 states, “The Board decided that only those [specified] types of assets can be held because holding other types of assets is inconsistent with the qualifying SPE’s principal purpose of passively conveying indirect ownership of transferred financial assets to BIHs [beneficial interest holders].” The three actions taken did not have any impact on the type of assets previously held by CHAIT or the ownership of the financial assets transferred to beneficial interest holders. As noted above, both zero-coupon notes and discount receivables were assets that were contemplated from inception of the CHAIT to be able to be held by CHAIT. Further, each of these types of assets is passive in nature. Accordingly, all of the actions taken were in compliance with paragraph 35(c).

[2]	Section 2.15 of the “Chase Issuance Trust Third Amended Restated Transfer and Servicing Agreement,” which governs “Discount Receivables,” is attached as Appendix B to this letter.

Paragraph 35 (d)
The fourth condition of paragraph 35 of SFAS 140 is not applicable to any of the actions taken by the Firm during the second quarter of 2009.
Finally, in evaluating the substance and propriety of the actions taken in the aggregate, the Firm considered paragraph 179 of SFAS No. 140 (which was also noted in the “View Proposed by FASB Staff” referred to above). This paragraph discusses how the Board distinguished QSPEs from other entities and states:
The Board reviewed the various powers held and activities engaged in by SPEs whose primary purpose is limited to passively holding financial assets on behalf of BIHs in those assets. The Board concluded that some powers and activities are appropriate or even necessary to support that primary purpose, while other powers are unnecessary or even inappropriate for that purpose [emphasis added]. The Board developed a revised notion of a qualifying SPE based on that conclusion. The Board identified four conditions necessary for an SPE to be a qualifying SPE under this Statement [N.B.: these are the four conditions discussed above].
In summary, JPMorgan Chase believes that the actions taken were appropriate and necessary to support the primary purpose of CHAIT and were in compliance with the four conditions specified in paragraph 35 of SFAS 140. Further, as discussed above, JPMorgan Chase believes that CHAIT continues to meet those four conditions and continues to be a QSPE. The Firm included disclosure related to both the nature and purpose of all of the actions taken in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
For the information of the Staff, we note that in connection with JPMorgan Chase’s implementation of SFAS 166 and 167, the Firm intends to consolidate CHAIT for financial accounting and reporting purposes effective January 1, 2010.
* * * * *
          This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.
Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller

Appendix A
CLASS A (2008-14) TERMS DOCUMENT dated as of September 30, 2008 to AMENDED AND
RESTATED CHASESERIES INDENTURE SUPPLEMENT dated as of October 15, 2004 to
THIRD AMENDED AND RESTATED INDENTURE dated as of December 19, 20071
Section 2.02 — Specification of Required Subordinated Amount and Other Terms
(a) For the Class A(2008-14) Notes for any date of determination, the Class A Required Subordinated Amount of Class B Notes will be an amount equal to 6.49718% of (i) prior to the occurrence of a Class A(2008-14) Adverse Event, the Adjusted Outstanding Dollar Principal Amount of the Class A(2008-14) Notes on such date of determination or (ii) on and after the date on which a Class A(2008-14) Adverse Event shall have occurred, the greater of (1) the Adjusted Outstanding Dollar Principal Amount of the Class A(2008-14) Notes on such date of determination and (2) the Adjusted Outstanding Dollar Principal Amount of the Class A(2008-14) Notes as of the close of business on the day immediately preceding the date on which such Class A(2008-14) Adverse Event shall have occurred.
(b) For the Class A(2008-14) Notes for any date of determination, the Class A Required Subordinated Amount of Class C Notes will be an amount equal to 6.49718% of (i) prior to the occurrence of a Class A(2008-14) Adverse Event, the Adjusted Outstanding Dollar Principal Amount of the Class A(2008-14) Notes on such date or (ii) on and after the date on which a Class A(2008-14) Adverse Event shall have occurred, the greater of (1) the Adjusted Outstanding Dollar Principal Amount of the Class A(2008-14) Notes on such date of determination and (2) Adjusted Outstanding Dollar Principal Amount of the Class A(2008-14) Notes as of the close of business on the day immediately preceding the date on which such Class A(2008-14) Adverse Event shall have occurred.
(c) The Issuing Entity may change the percentages or the formulas set forth in either clause (a) or (b) above without the consent of any Noteholder so long as the Issuing Entity has (i) received written confirmation from each Note Rating Agency that has rated any Outstanding Notes that the change in either of such percentages or formulas, as applicable, will not result in a Ratings Effect with respect to any Outstanding Notes and (ii) delivered to the Indenture Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuing Entity Tax Opinion [emphasis added].

[1]	Agreement is by and between Chase Issuance Trust, as Issuing Entity, and Wells Fargo Bank, National Association, as Indenture Trustee and Collateral Agent. This document creates and specifies the principal terms of the Class A Notes.

CLASS B (2008-2) TERMS DOCUMENT dated as of August 27, 2008 to AMENDED AND
RESTATED CHASESERIES INDENTURE SUPPLEMENT dated as of October 15, 2004 to
THIRD AMENDED AND RESTATED INDENTURE dated as of December 19, 20072
Section 2.02 — Specification of Required Subordinated Amount and Other Terms.
For the Class B(2008-2) Notes, for any date of determination, the Class B Required Subordinated Amount of Class C Notes will be an amount equal to:
(a) for any date of determination prior to the occurrence of a Class B(2008-2) Adverse Event, the product of
     (i) the sum of
(1) a fraction (x) the numerator of which is equal to the sum of the Class A Required Subordinated Amount of Class C Notes on such date of determination for all outstanding Tranches of CHASEseries Class A Notes for which the Class A Required Subordinated Amount of Class B Notes on such date of determination is greater than zero and (y) the denominator of which is equal to the Adjusted Outstanding Dollar Principal Amount on such date of determination of all outstanding CHASEseries Class B Notes (including the Class B(2008-2) Notes), and
(2) the product of (x) 6.10080% and (y) a fraction (A) the numerator of which is equal to (1) the Adjusted Outstanding Dollar Principal Amount on such date of determination of all outstanding CHASEseries Class B Notes (including the Class B(2008-2) Notes) minus (2) the Class A Required Subordinated Amount of Class B Notes on such date of determination for all outstanding Tranches of CHASEseries Class A Notes for which the Class A Required Subordinated Amount of Class B Notes is greater than zero; provided, however, that such numerator shall not be less than zero and (B) the denominator of which is equal to the Adjusted Outstanding Dollar Principal Amount on such date of determination of all outstanding CHASEseries Class B Notes (including the Class B(2008-2) Notes), and
(ii) the Adjusted Outstanding Dollar Principal Amount on such date of determination of the Class B(2008-2) Notes; and
(b) for any date of determination on and after the date on which a Class B(2008-2) Adverse Event shall have occurred, the greater of (1) the amount determined in subsection 2.02(a) for such date of determination and (2) the amount determined in subsection 2.02(a) for the date immediately prior to the date on which such Class B(2008-2) Adverse Event shall have occurred.
(c) The Issuing Entity may change the percentage set forth in subsection 2.02(a)(i)(2)(x), above, or the formula set forth in clause (a) above, without the consent of any Noteholder so long as the Issuing Entity has (i) received written confirmation from each Note Rating Agency that has rated any Outstanding Notes that the change in either of such percentages or formulas, as applicable, will not result in a Ratings Effect with respect to any Outstanding Notes and (ii) delivered to the Indenture Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuing Entity Tax Opinion [emphasis added].

[2]	Agreement is by and between Chase Issuance Trust, as Issuing Entity, and Wells Fargo Bank, National Association, as Indenture Trustee and Collateral Agent. This document creates and specifies the principal terms of the Class B Notes.

CLASS C (2009-1) TERMS DOCUMENT dated as of March 13, 2009 to AMENDED AND
RESTATED CHASESERIES INDENTURE SUPPLEMENT dated as of October 15, 2004 to
THIRD AMENDED AND RESTATED INDENTURE dated as of December 19, 20073
Section 2.05 — Targeted Amount to be on Deposit in the Class C Reserve Sub-Account.
(a) The amount targeted, with respect to any Monthly Period, to be on deposit in the Class C Reserve Sub-Account for the Class C(2009-1) Notes on the Note Transfer Date in the immediately succeeding Monthly Period, will, on the Issuance Date, be zero and, thereafter, will be an amount equal to the product of (A) the Class C Reserve Account Percentage for such Monthly Period times (B) the Initial Dollar Principal Amount of the CHASEseries Notes (exclusive of (x) any Class or Tranche of CHASEseries Notes which will be paid in full on the applicable Payment Date for such Class or Tranche of CHASEseries Notes in the immediately succeeding Monthly Period and (y) any Class or Tranche of CHASEseries Notes which will have a Nominal Liquidation Amount of zero on the applicable Payment Date for such Class or Tranche of CHASEseries Notes in the immediately succeeding Monthly Period) times (C) a fraction, the numerator of which is the Nominal Liquidation Amount of the Class C(2009-1) Notes as of the close of business on the last day of such Monthly Period (exclusive of the amount deposited with respect to the Targeted Principal Deposit Amount on the applicable Note Transfer Date for such Tranche of CHASEseries Class C Notes in the next succeeding Monthly Period) and the denominator of which is the Nominal Liquidation Amount of all Class C Notes in the CHASEseries as of the close of business on the last day of such Monthly Period (exclusive of the amount deposited with respect to the Targeted Principal Deposit Amount on the applicable Note Transfer Date for all Tranches of CHASEseries Class C Notes in the next succeeding Monthly Period); provided however, that if an Early Redemption Event or Event of Default occurs with respect to the Class C(2009-1) Notes, the amount targeted to be on deposit will be the Initial Dollar Principal Amount of the Class C(2009-1) Notes.
(b) The Issuing Entity may change the percentage and methodology set forth above for calculating the amount targeted to be on deposit in the Class C Reserve Sub-Account for the Class C(2009-1) Notes without the consent of any Noteholder so long as the Issuing Entity has (i) received written confirmation from each Note Rating Agency that has rated any Outstanding Notes that the change in such percentage or formula will not result in a Ratings Effect with respect to any Outstanding Notes and (ii) delivered to the Indenture Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuing Entity Tax Opinion [emphasis added].

[3]	Agreement is by and between Chase Issuance Trust, as Issuing Entity, and Wells Fargo Bank, National Association, as Indenture Trustee and Collateral Agent. This document creates and specifies the principal terms of the Class C Notes.

Appendix B
Chase Issuance Trust — Section 2.15 of Third Amended and Restated Transfer and Servicing
Agreement1
(a)	The Transferor shall have the option to designate at any time and from time to time a fixed percentage or percentages, which may be a fixed percentage or a variable percentage based on a formula (the “Yield Factor”), currently zero, of all or any specified portion of Gross Principal Receivables outstanding that have been designated for inclusion in a specified Asset Pool on any date of determination and subsequently created to be treated as Discount Receivables and included as Finance Charge Receivables. Subject to the conditions specified below, the Transferor may, without notice to or the consent of any Noteholder whose Notes are secured by a specified Asset Pool, from time to time, increase, reduce or eliminate the Yield Factor on or after such initial date of determination and any other specified date (each, a “Discount Option Date”). The Transferor shall provide 30 days prior written notice of any such change in a Yield Factor with respect to a specified Asset Pool and the related Discount Option Date to the Servicer, the Owner Trustee, the Indenture Trustee, the applicable Collateral Agent and any Note Rating Agency and such change in the Yield Factor shall become effective on such Discount Option Date unless such designation in the reasonable belief of the Transferor would cause an Early Amortization Event or Event of Default with respect to any Series, Class or Tranche of Notes to occur, or an event which, with notice or lapse of time or both, would constitute an Early Amortization Event or Event of Default with respect to any Series, Class or Tranche of Notes. In addition, on each Discount Option Date after a change in Yield Factor, the Transferor shall apply the new Yield Factor to all or the portion of the Gross Principal Receivables outstanding that have been designated for inclusion in a specified Asset Pool which are to be treated as Discount Receivables
(b)	After the Discount Option Date, Discount Receivables Collections with respect to Receivables designated for inclusion in an Asset Pool shall be treated as Finance Charge Collections to be allocated to such Asset Pool

[1]	Agreement is by and between Chase Issuance Trust, as Issuing Entity, and Wells Fargo Bank, National Association, as Indenture Trustee and Collateral Agent. This document specifies the principal terms of the Class A Notes.